SCHEDULE 13D

CUSIP No. 595018 102	Page 1 of 4 Pages

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Targeted Genetics Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

87612M108

(CUSIP Number)

Stephen Cunningham Schroder Investment Management Limited 31 Gresham Street London, EC2V 7QA, England +44 (0) 20 7658-6000	David W. Tegeler, Esq. Testa, Hurwitz & Thibeaault, LLP 125 High Street Boston, MA 02110 (617) 248-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment No. 5 to Schedule 13D

This Schedule 13D Amendment No. 5 (“Amendment No. 5”) is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission (“SEC”) on August 1, 1995 and amended by Schedule 13D Amendment No. 1 filed with the SEC on July 16, 1996, Schedule 13D Amendment No. 2 filed with the SEC on May 7, 1998, Schedule 13D Amendment No. 3 filed with the SEC on May 3, 2001 and Schedule 13D Amendment No. 4 filed with the SEC on December 6, 2002 (together, the “Original 13D”) on behalf of International Biotechnology Trust plc. This Amendment No. 5 relates to the disposition by IBT (as defined below) of 455,814 shares of Common Stock in sales in the open market during the period from December 5, 2002 through February 25, 2003 and the expiration on April 17, 2003 of a certain warrant to purchase 1,000,000 shares of Common Stock of the Issuer (as defined below).

Unless otherwise noted, the information contained in this Amendment No. 5 amends and restates the items below as previously disclosed in the Original 13D. Capitalized terms not defined in this Amendment No. 5 shall have their respective meanings as set forth in the Original 13D.

Item 1.    Security and Issuer:

This statement relates to the Common Stock, $.01 par value per share (the “Common Stock”) and a certain warrant to purchase 1,000,000 shares of Common Stock (the “Warrant”) of Targeted Genetics Corporation, a Washington corporation (the “Issuer”). The Warrant, which expired on April 17, 2003 and which was never exercised by IBT, entitled IBT to purchase 1,000,000 shares of Common Stock at an exercise price of $2.00 per share. The principal executive offices of the Issuer are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

Item 2.    Identity and Background:

(a) This statement is being filed by the following Reporting Persons: International Biotechnology Trust plc (“IBT”), Schroder Investment Management Limited (“SIML”), Tom Daniel (“Daniel”), Kate Bingham (“Bingham”) and Eva Haas (“Haas,” and collectively with IBT, SIML, Daniel and Bingham, the “Reporting Persons”).

(b) The principal business office of the Reporting Persons is 31 Gresham Street, London, EC2V 7QA, England.

(c) The jurisdiction of organization for IBT and SIML is the United Kingdom. Daniel and Bingham are citizens of the United Kingdom. Haas is a citizen of Germany.

(d) The principal business of IBT is that of a publicly-traded investment trust company. The principal business of SIML is that of an investment manager. The principal occupation of Daniel, Bingham and Haas are their activities on behalf of SIML and IBT.

(e) During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the five years prior to the date hereof, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration:

Not Applicable

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Item 4.    Purpose of Transaction:

Not Applicable. This Amendment No. 5 relates to the disposition by IBT of 455,814 shares of Common Stock in sales in the open market during the period from December 5, 2002 through February 25, 2003 and the expiration on April 17, 2003 of the Warrant.

Item 5.    Interest in Securities of the Issuer:

(e) As a result of the disposition of 455,814 shares of Common Stock in sales in the open market during the period from December 5, 2002 through February 25, 2003 and the expiration on April 17, 2003 of the Warrant, each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.    Contracts, arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not Applicable.

Item 7.    Material to be Filed as Exhibits:

Exhibit 1 – Agreement regarding filing of joint Schedule 13D

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2003

INTERNATIONAL BIOTECHNOLOGY TRUST PLC

By: /s/    Andrew Barker

Title: Director

SCHRODER INVESTMENT MANAGEMENT LIMITED

By: /s/    John Spedding

Title: Secretary

/s/    Tom Daniel

Tom Daniel

/s/    Kate Bingham

Kate Bingham

/s/    Eva Haas

Eva Haas

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